DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

March 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell and Jay Ingram

Re:	GigCapital5, Inc.

Registration Statement on Form S-1

Filed March 9, 2021

File No. 333-254038

Draft Registration Statement on Form S-1

Filed February 23, 2021

CIK No. 0001844505

Dear Ms. Purnell and Mr. Ingram:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigCapital5, Inc. (“GigCapital5” or the “Company”), by your letter dated March 18, 2021 (the “Comment Letter”), regarding the above-referenced filing (collectively, the “Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits and adding exhibits to the Registration Statement.

Comment 1. We note that you filed an S-1 on March 9, 2021. The staff will review the S-1 when you file an S-1/A that is responsive to the comments contained in this letter.

Response: The Company acknowledges the Staff’s position regarding review of the previously filed Form S-1, and in response to the Staff’s comments contained in this letter, the Company has revised the disclosure as requested. Please see the Amended Registration Statement filed concurrently with this letter.

Comment 2. If your form of warrant agreement will include an exclusive forum provision, please disclose such provision in your registration statement. Your disclosure should state whether the provision will apply to actions arising under the Securities Act or Exchange Act and should include related risk factor disclosure. If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. In addition, the Company has updated the form of warrant agreement to respond to the comment. Please see pages 66 - 67 and 141 of, and Exhibit 4.4 to, the Amended Registration Statement.

Comment 3. Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested, but respectfully notes that with the filing of the Form S-1 on March 9, 2021, the Company became an SEC filer as such term is used in ASC 855-10-50-1. Please see page F-14 of Amended Registration Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey Selman

Jeffrey Selman

cc: Dr. Avi S. Katz

Enclosures